Mail Stop 4546

December 7, 2016

VIA EDGAR AND HAND DELIVERY

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ARIAD Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 8, 2016

Form 8-K furnished November 7, 2016

File No. 1-36172

Dear Mr. Rosenberg:

On behalf of ARIAD Pharmaceuticals, Inc. (the “Company”), this letter responds to your letter, dated November 23, 2016 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 29, 2016 (the “2015 Form 10-K”), Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed on November 8, 2016 (the “2016 Q3 Form 10-Q”), and Current Report on Form 8-K furnished on November 7, 2016 (the “Form 8-K”). Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter, which appears in bold type. We are delivering to the Staff a copy of this letter and the confidential and supplemental materials referred to herein.

Mr. Jim B. Rosenberg

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 7, 2016

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

1.	For each of your collaboration agreements under which you are eligible to receive future milestone payments, please provide us the amount of each milestone and a description of its triggering event. Please also explain how you considered the disclosure guidance in ASC 605-28-50 for those arrangements that include milestone consideration.

Answer: The Company respectfully advises the Staff that it is eligible to receive future milestone payments under two of the material collaboration agreements set forth in the 2015 Form 10-K. The counterparties to these two agreements are Otsuka Pharmaceutical Co., Ltd. (“Otsuka”) and Medinol Ltd. (“Medinol”).

In response to the Staff’s comment, for the agreements noted above under which it is eligible to receive future milestone payments, the Company has provided the Staff with the amount of each milestone and a description of the corresponding triggering event on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such information is being provided together with a request that such materials be returned promptly following the completion of the Staff’s review thereof. Under separate cover, request for confidential treatment of this information pursuant to the provisions of 17 CFR 200.83 has been made by Gibson, Dunn & Crutcher, LLP, as counsel to the Company.

Otsuka. Pursuant to the Company’s agreement with Otsuka, Otsuka has agreed to pay the Company up to $80.0 million in contingent milestone payments, consisting of three individual milestones for $10.0 million, $50.0 million and $20.0 million, contingent upon specified approvals of Japanese new drug applications. Payments received upon the completion of these milestones are based in part on the results of the Company’s efforts and, due to the level of effort required and risk of failure associated with the milestones, they are considered to be substantive in nature. The Company had not received any milestone payments under the agreement with Otuska through December 31, 2015.

As of December 31, 2015, the timing of the achievement of the milestones under the agreement with Otsuka, if achieved at all, was highly speculative and contingent in nature, and disclosing the details of the corresponding triggering events of such milestones in the Company’s periodic reports or otherwise may lead investors to mistakenly place an unrealistic value on the payment stream from future milestone payments. The Company respectfully notes that because of the highly confidential nature of the triggering events that correspond to milestone payments, the Company requested confidential treatment of these terms, and the Commission granted that request on July 28, 2015. The Company plans to continue to disclose whether any payments resulting from the achievement of milestones have been received, and the resulting revenue treatment, in its applicable future periodic filings.

Mr. Jim B. Rosenberg

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 7, 2016

Medinol. Pursuant to the Company’s agreement with Medinol, Medinol has agreed to pay the Company up to $19.25 million in contingent milestone payments based on the achievement of development, regulatory and commercial milestones for the stent product currently under development, plus additional milestones for products that may be developed in the future that are not stents. As disclosed in the 2015 Form 10-K, the Company recognized a $3.8 million from milestone payments under the agreement with Medinol during January 2014 related to a stent product under development. Of the remaining milestones related to the stent product under development, five milestone triggers, which total $11.5 million, relate to development and regulatory milestones, and two milestones, which total $4.0 million, relate to commercial milestones. The Company proposes to include this additional disclosure in its future applicable filings with the Commission.

As of December 31, 2015, the timing of the achievement of the remaining milestones under the agreement with Medinol, if achieved at all, was highly speculative and contingent in nature, and disclosing the details of the milestones and the corresponding triggering events in the Company’s periodic reports or otherwise may lead investors to mistakenly place an unrealistic value on the payment stream from future milestone payments. Moreover, the two milestones based on commercial sales are not subject to ASC 605-28-50, and so are not covered by the disclosure guidance in that accounting standard. In addition, the Company respectfully notes that because of the highly confidential nature of the development, regulatory and commercial milestones and the corresponding triggering events, the Company requested confidential treatment of these terms, and the Commission granted that request on August 11, 2015. The Company plans to continue to disclose whether any payments resulting from the achievement of milestones have been received, and the resulting revenue treatment, in its future periodic filings.

The Company has evaluated each milestone in each of these agreements under ASC 605-28, and has set forth its accounting policy for license revenue in Footnote 1 to the financial statements in the 2015 Form 10-K (at page 96). Applying this policy, the Company has determined that each of the development and regulatory milestones are substantive, as they satisfy all of the criteria of ASC 605-28. As determined at the inception of each arrangement, each milestone is subject to substantive uncertainty, as each is dependent on significant clinical development to advance the product candidates and the clinical and/or regulatory success of the product candidates. The Company was primarily responsible for the preclinical research of the licensed products. In addition, the Company is required to assist with certain aspects of each collaborators’ regulatory filings for marketing approval. As a result, the achievement of each development and regulatory milestone is based on a specific outcome achieved as a result of the Company’s performance. These milestone payments are non-refundable and relate solely to past performance. Furthermore, the Company considers the milestone payment amounts to be reasonable in relation to the total arrangement consideration.

Mr. Jim B. Rosenberg

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 7, 2016

The Company proposes to include the following additional disclosure, or similar disclosure, in its future applicable filings with the Commission with respect to the substantive nature of the milestones that are subject to ASC 605-28:

The Company has determined that each of these milestones are substantive and at risk. Each milestone is subject to substantive uncertainty, as it is dependent on significant clinical development to advance the product candidate and the clinical and/or regulatory success of the product candidate. The Company was primarily responsible for the preclinical research of the licensed product candidate. In addition, the Company is required to assist with certain aspects of the collaborator’s regulatory filings for marketing approval. As a result, the achievement of each milestone is based on a specific outcome achieved as result of the Company’s performance.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 8, 2016

2.	You state on pages 27 and 29 that your volume increase in the United States was partially due to an increase in the channel inventory held by your specialty pharmacy at September 30, 2016 as compared to the same period end in the prior year. Please address the following:

•	Provide us with the level of inventory in the channel as of December 31, 2015, March 31, 2016, June 30, 2016 and September 30, 2016. Explain the reasons for fluctuations in the inventory levels on these dates.

•	Tell us what consideration you gave to describing any known trends or uncertainties with respect to prescription volumes pursuant to Item 303(a) of Regulation S-K.

•	Tell us why you believe you are able to make a reasonable estimate of returns. Refer to Question 1 of Staff Accounting Bulletin Topic 13.A.4.b.

Answer: In response to the Staff’s comment, the Company has provided the Staff with the channel inventory levels held by the Company’s specialty pharmacy in the United States as of each of the dates requested by the Staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. Such information is being provided together with a request that such materials be returned promptly following the completion of the Staff’s review thereof. Under separate cover, request for confidential treatment of this information pursuant to the provisions of 17 CFR 200.83 has been made by Gibson, Dunn & Crutcher, LLP, as counsel to the Company.

The Company’s specialty pharmacy generally maintains five to ten business days of inventory. In addition, the number of days from quarter to quarter varies by only a few days. The specialty pharmacy requires a minimum amount of inventory to ensure that it can supply patients in a timely manner. The Company believes that the fluctuations are within a normal range within the Company’s industry and reflect

Mr. Jim B. Rosenberg

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 7, 2016

inventory management on behalf of its specialty pharmacy. Given that ARIAD is a small company with a high level of customer concentration, changes in the inventory balance at the specialty pharmacy can have an impact on the Company’s reported results. As it relates to the disclosure in the 2016 Q3 Form 10-Q, the Company’s specialty pharmacy increased its days of inventory balance at September 30, 2016 to approximately ten days of inventory on hand, as compared to approximately nine days of inventory on hand at September 30, 2015. Days of inventory reflects the ending inventory divided by average daily dispenses per business day during the trailing quarter.

In response to the Staff’s comment with respect to the consideration of disclosure regarding known trends and uncertainties, the Company respectfully advises the Staff that in determining whether or not to disclose a known trend or uncertainty, the Company applies the guidance in Section 9220 of the Division of Corporation Finance’s Financial Reporting Manual, including assessing the materiality of the trend or uncertainty on its financial condition and results of operations, as well as such factors as market conditions and the long or short term nature of such trends or uncertainties. In addition, the Company’s management reviews the historical and projected results for key factors on a continual basis, including prescription volumes.

Sales of Iclusig have generally increased since the product was re-launched in the first quarter of 2014. In accordance with Commission guidance, the Company’s disclosure has generally focused on providing information on how much of that growth is attributable to volume increases, versus changes in the price of the drug. We have not identified any trends with respect to the inventory maintained by our specialty pharmacy for which we believe additional disclosure is appropriate. As described above, the Company’s specialty pharmacy has generally maintained a small number of days on hand of inventory within a narrow range. With respect to prescription volumes, the Company has identified a trend within its industry that the fourth quarter of the calendar year generates higher prescription volumes and the third quarter of the calendar year generates lower prescription volumes. The Company proposes to include this additional disclosure in its future applicable filings with the Commission.

Upon evaluating these considerations, the Company has not determined that any recent changes in prescription volume are reflective of a trend or uncertainty that required further disclosure. Consequently, the Company believes that it has presented its Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q consistent with the requirements of Regulation S-K Item 303(a) and the Commission’s and Staff’s guidance as to effective disclosure. The Company appreciates the Commission’s observation regarding this matter and will continue to review carefully the Company’s historical and projected results of all key factors, including prescription volumes, in future periods with respect to potential disclosures of known trends or uncertainties.

Mr. Jim B. Rosenberg

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 7, 2016

In response to the Staff’s comment with respect to the Company’s estimate of returns, the Company believes that it is able to make a reasonable estimate of returns because of its historical experience since Iclusig was launched in 2013 and the visibility the Company has into its specialty pharmacy inventory levels and end-patient sales. The Company has experienced very limited returns from its specialty pharmacy. For example, during the nine months ended September 30, 2016, the Company had no product returns. In 2015 and 2014, the Company had less than $30,000 of product returns, primarily related to product damaged during shipment. Based on the limited inventory at the Company’s specialty pharmacy and the Company’s historical pattern of limited returns, the Company believes that it has a reasonable basis on which to estimate product returns.

Form 8-K furnished November 7, 2016

3.	The income tax effects of your adjustments to net (loss) income in arriving at non-GAAP net (loss) income are not evident from your reconciliation. Please refer to Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 when preparing your next earnings release furnished on Form 8-K.

Answer: The Company acknowledges the Staff’s comment with respect to the updated Compliance and Disclosure Interpretations issued on May 17, 2016, and in particular, Question 102.11. In the earnings release furnished as an exhibit to the Form 8-K, the Company did not disclose the income tax effects in the reconciliation because there were none. The Company has significant federal and state tax net operating loss carryforwards and has established a full valuation allowance against its net deferred tax assets. As a result, there is no tax effect in the current period on any non-GAAP adjustment. In the quarterly period ended September 30, 2016, the Company had a $2.3 million tax benefit related to the expiration of the statute of limitations on a discrete tax reserve. In future earnings releases furnished by the Company with the Commission, the Company will clearly state if there are no income tax effects, or, in the event that there are income tax effects related to adjustments, present such income taxes as a separate adjustment.

*        *        *

Mr. Jim B. Rosenberg

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 7, 2016

If you should have any questions or further comments with respect to the matters addressed above, please do not hesitate to contact me at (415) 393-8373 or Sean Sullivan at (415) 393-8275.

Very truly yours,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Angela Connell, U.S. Securities and Exchange Commission

Mary Mast, U.S. Securities and Exchange Commission

Manmeet S. Soni, ARIAD Pharmaceuticals, Inc.

Elona Kogan, Esq., ARIAD Pharmaceuticals, Inc.

Scott A. Samuels, Esq., ARIAD Pharmaceuticals, Inc.

Sean Sullivan, Gibson, Dunn & Crutcher, LLP